Via Facsimile and U.S. Mail
Mail Stop 4720

May 13, 2010

Jeffrey L. Edwards
Chief Financial Officer
Allergan, Inc.
2525 Dupont Drive
Irvine, California 92612

Re: **Allergan, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed February 26, 2010
      File Number: 001-10269

Dear Mr. Edwards:

      We have completed our review of your Form 10-K and have no further comments at this time.

      Sincerely,

      Joel Parker
      Accounting Branch Chief